

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

J. Kevin Fletcher
Chief Executive Officer
WISCONSIN PUBLIC SERVICE CORP
2830 South Ashland Avenue
P.O. Box 19001
Green Bay, WI 54307-9001

   Re: WISCONSIN PUBLIC SERVICE CORP
    Registration Statement on Form S-3
    Filed May 28, 2021
    File No. 333-256593

Dear Mr. Fletcher:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Eric A. Koontz